GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the year ended January 2, 2022
February 24, 2022

This Annual Information Form is dated February 24, 2022 and, except as otherwise indicated, the information contained herein is given as of February 24, 2022.
Unless otherwise indicated, all dollar amounts set forth herein are expressed in U.S. dollars and all financial information set forth herein is prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
Unless otherwise indicated, all references to share prices, trading volumes and per share measures are adjusted, on a retroactive basis, to reflect all stock splits.
In this Annual Information Form, “Gildan”, the “Company” or the words “we”, “our” and “us” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.
The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:
-    Audited Consolidated Financial Statements for the fiscal year ended January 2, 2022 (the “2021 Annual Financial Statements”); and
-    Management’s Discussion and Analysis for the fiscal year ended January 2, 2022 (the “2021 Annual MD&A”).
The foregoing documents are available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildancorp.com.

This Annual Information Form contains certain forward-looking statements that are based on Gildan’s current expectations, estimates, projections and assumptions and that were made by Gildan in light of its experience and its perception of historical trends. Results indicated in forward-looking statements may differ materially from the actual results. Please refer to the cautionary statement on pages 33 to 35 of this Annual Information Form for further explanation.

CORPORATE STRUCTURE
Name, Address and Incorporation
The Company was incorporated on May 8, 1984 pursuant to the Canada Business Corporations Act under the name of Textiles Gildan Inc. At our inception, we focused our activities on the manufacture of textiles and produced and sold finished fabric as a principal product-line. In 1992, we redefined our operating strategy and, by 1994, our operations focused exclusively on the manufacture and sale of activewear in the screenprint channel. In March 1995, we changed our name to Gildan Activewear Inc./Les Vêtements de Sports Gildan Inc. In 2005, we changed our French name to Les Vêtements de Sport Gildan Inc.
In June 1998, in conjunction with a planned initial public offering, we filed Articles of Amendment to, among other things, remove the private company restrictions contained in our charter documents and change the structure of our authorized share capital. On June 17, 1998, we completed our initial public offering of an aggregate of 3,000,000 Class A Subordinate Voting shares at Cdn$10.29 per share, on a pre-split basis, for total gross proceeds of Cdn$30,880,500.
On February 2, 2005, we filed Articles of Amendment in order to, among other things, (i) create a new class of common shares (the “Common Shares”), (ii) change each of the issued and outstanding Class A Subordinate Voting shares into the newly-created Common Shares, on a one-for-one basis, and (iii) remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares as well as the rights, privileges, restrictions and conditions attaching thereto. On February 15, 2011, we filed Restated Articles of Incorporation in order to change the number of directors to a minimum of five and a maximum of twelve as determined by the directors from time to time and to appoint one or more directors in accordance with the law governing the Company.
Our principal executive offices and registered office are located at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, and our main telephone number at that address is (514) 735-2023.

Intercorporate Relationships
The Company’s principal subsidiaries, their jurisdiction of incorporation or formation and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation or Formation	Ownership Percentage
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan USA Inc.	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Frontier Yarns, Inc.	North Carolina	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Activewear EU SRL	Belgium	100%
Gildan Textiles de Sula, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Charleston Inc.	Delaware	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Honduras Trading, S. de R. L.	Honduras	100%
Gildan Choloma Textiles, S. de R. L.	Honduras	100%
The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenues of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenues as at and for the year ended January 2, 2022.

GENERAL DEVELOPMENT OF THE BUSINESS
Recent Developments and Developments in Fiscal 2021
Impact of COVID-19 pandemic and other developments
The impact of the COVID-19 pandemic in 2020 was substantial leading to a severe global economic downturn. As we moved into the second half of 2020 and into 2021, with easing restrictions, government policy support and rapid vaccine deployment, economic activity started to pick up and demand levels for our products improved through 2021. The rebound in demand combined with our positioning going into the pandemic and our efforts to continue to drive our Back to Basics strategy, enabled us to deliver above pre-pandemic levels of performance for the year.
Over the course of 2021, we continued to ramp up production levels at our facilities and execute on our plans for further capacity expansion, after resuming operations following COVID and hurricane-related shutdowns in 2020. However, ongoing impacts of the pandemic brought on new challenges across industries, creating a market landscape of tight inventory, labour shortages, supply chain disruptions and inflationary pressures. While our vertically integrated manufacturing model and geographical locations reduced our exposure to some of these factors, U.S. labour shortages affected the U.S. yarn industry and our own yarn production, as well as our ability to rebuild higher inventory levels and fully satisfy demand in 2021.
From a liquidity perspective, in 2020, we took measures to preserve cash and enhance financial flexibility as we managed through the pandemic, including the deferral of non-critical capital spend and discretionary expenses, suspension of share buybacks and dividend payments, as well as additional debt financing and temporary covenant amendments. As economic conditions began to improve later in 2020 and through 2021, we reduced our debt leverage, resumed capital spending and with increased confidence for a continued recovery, alongside strong free cash flow generation by the Company, our Board of Directors approved the reinstatement of the Company’s quarterly dividend and share repurchase program in May and August of 2021, respectively.
We are encouraged by the recovery we have seen in our business, particularly with 2021 sales levels returning to above pre-pandemic levels and strong earnings growth relative to the prior year and 2019. While demand in North America has returned to healthy levels, the recovery outside of North America remains weak. We continue to monitor ongoing impacts of the pandemic, including the recent onset of the Omicron COVID variant, which brought increased lockdowns late in the year in certain regions of the world. On the supply chain side, although we have seen improvement in the labour environment, we continue to monitor U.S. labour shortages, tightness in raw material inputs and transportation-related factors globally, which are creating inflationary pressures. Nevertheless, we are pleased with the execution of our Back to Basics strategy which was instrumental in our ability to deliver strong results in 2021. As we build on the principles of Back to Basics, we believe we are well positioned to drive growth under what we now term as the "Gildan Sustainable Growth" strategy as described in Section 4 of the 2021 Annual MD&A.

Dividend
On February 22, 2022, Gildan’s Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.169 per Common Share payable on April 11, 2022, to shareholders of record on March 17, 2022.

On May 4, 2021, Gildan’s Board of Directors approved the reinstatement of the Company’s quarterly dividend of $0.154 per share, in line with Gildan’s previous cash dividend rate prior to suspending these payments after the first quarter of 2020 (as discussed under “Developments in Fiscal 2020” later in this section).

Normal Course Issuer Bid
On February 22, 2022, the Company received approval from the Toronto Stock Exchange (“TSX”) to amend its current normal course issuer bid (“NCIB”), which commenced on August 9, 2021, in order to increase the maximum number of common shares that may be repurchased from 9,926,177, or 5% of the Company’s issued and outstanding common shares as at July 31, 2021 (the reference date for the NCIB), to 19,477,744 common shares, representing 10% of the public float as at July 31, 2021. No other terms of the NCIB have been amended.

The NCIB, which began August 9, 2021 and will end no later than August 8, 2022, is conducted by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities and block purchases of common shares.

Under the NCIB, Gildan may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 89,982 Common Shares daily through the facilities of the TSX, which represents 25% of the average daily trading volume on the TSX for the six months ended July 31, 2021. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order. All shares purchased pursuant to the NCIB are canceled.

The automatic share purchase plan (ASPP) entered into with a designated broker on August 9, 2021, also remains unchanged. The ASPP allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods. Outside of the pre-determined blackout periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws.

Gildan received approval from the TSX to renew its NCIB commencing on August 9, 2021 to purchase for cancellation up to 9,926,177 common shares, representing 5% of Gildan’s issued and outstanding common shares. As of July 31, 2021, Gildan had 198,523,552 common shares issued and outstanding. During the period from August 9, 2021 to February 22, 2022, Gildan purchased and cancelled a total of 9,166,618 common shares, representing 4.7% of the Company’s public float and 4.6% of the Company’s issued and outstanding common shares as at July 31, 2021.

Under its previous NCIB, which entered into effect on February 27, 2020 and expired February 26, 2021, Gildan was authorized to repurchase for cancellation up to 9,939,154 common shares. No shares were repurchased during the term of this NCIB, as the Company decided to suspend share repurchases during fiscal 2020 to preserve cash and pre-emptively ensure that it was well-positioned to manage through the evolving COVID-related environment (as discussed under “Developments in Fiscal 2020”).

Next Generation ESG Strategy and Future Targets
On January 17, 2022, the Company announced its Next Generation ESG Strategy and future targets with the commitment of making meaningful advancements by 2030 in key ESG areas. These include initiatives towards reducing its Scope 1 and 2 GHG emissions in line with the Science Based Targets initiative (SBTi), reducing water intensity (a reduction in water usage/withdrawal per kilogram produced), circularity and sourcing sustainable raw materials, increasing community investment, strengthening diversity, equity, and inclusion by setting a first-time goal on gender parity, and implementing a disclosure plan to further align to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

Gildan’s new strategy seeks to tackle global environmental and social priorities aimed at improving the lives of people who make Gildan garments, further protecting the environment, empowering neighboring communities, and increasing the sustainability of products delivered to customers worldwide.

More specifically, the Company set targets and objectives in five key areas of focus: Climate, Energy, and Water; Circularity; Human Capital Management; Long term Value Creation; and Transparency and Disclosure, which are described in more detail in Subsection 3.2.3 of the Company's 2021 Annual MD&A.
Acquisition of Yarn Spinning Operations
On December 10, 2021, through one of its wholly-owned subsidiaries, Gildan completed the acquisition of 100% of the equity interests of Phoenix Sanford, LLC, the parent company of Frontier Yarns Inc. ("Frontier Yarns") for a total cash consideration of approximately $168 million. Frontier Yarns is a leading producer of 100% cotton, polyester, and cotton blend yarns primarily manufactured on open end and vortex (MVS) spinning technology. The yarn operations of Frontier Yarns acquired by Gildan include four facilities located in North Carolina employing approximately 800 employees. During 2021, approximately 40% of Frontier Yarn's production was dedicated to yarn sold to Gildan for textile manufacturing in Central America and the Caribbean. The acquisition of Frontier Yarns will allow Gildan to build on its global vertically integrated supply chain through further internalizing yarn production, and is expected to support incremental yarn needs for Gildan’s textile capacity expansion plans in Central America and the Caribbean.

Organizational Changes
Effective March 1, 2021, following the retirement of Michael R. Hoffman, Chuck J. Ward was appointed to the role of President, Sales, Marketing and Distribution and is now established in Barbados. In parallel with these changes, Arun D. Bajaj was appointed Executive Vice President, Chief Human Resources Officer & Legal affairs, effective March 1, 2021.

Developments in Fiscal 2020
Impact and Response to the COVID-19 Pandemic
On March 11, 2020, the World Health Organization declared the novel COVID-19 coronavirus as a global pandemic. As governments and public health organizations around the world implemented various containment measures to limit the spread of the virus, global economic activity declined sharply and starting in the second half of March 2020, the resulting economic impact of these global measures began to negatively affect the Company’s business and results of operations. The Company experienced a major reduction in sales (down year-over-year more than 70% in the second quarter of 2020 at the height of the restrictions), incurred costs associated with the temporary shutdown of its global manufacturing operations and other COVID-related costs, as well as charges related to “Back to Basics” initiatives in order to further reduce its cost base and strengthen its level of financial flexibility as the Company navigated through the impacts of the pandemic. As a result, the Company reported a significant earnings loss for fiscal 2020, particularly in the first half of the year, due to charges related to these actions and other COVID-19 related impacts.

From the onset of the COVID-19 pandemic, the Company’s priority was the health and safety of its employees, customers, suppliers, and other partners. In this regard, the Company took several actions to safeguard its stakeholders, while at the same time ensuring the continuity of the business. The Company began to close its manufacturing facilities starting on March 17, 2020, to ensure the safety of its employees and to align its operations and inventory levels with the demand environment. As global restrictions started to ease and global economies began to rebound in the latter part of the second quarter, the Company started to see a recovery in sell-through trends for its products which continued through the course of 2020. The Company restarted production at its facilities towards the end of the second quarter and progressively increased operating levels across its global manufacturing network in line with improving demand. However, the Company faced another disruption in production at its Central American hub during the fourth quarter of 2020 as a result of the impact of two major hurricanes that affected the region in November, requiring it to temporarily close certain facilities through November and part of December.

From a liquidity perspective, the Company took swift and prudent measures to preserve cash and pre-emptively ensure that it was well-positioned to manage through the evolving COVID-related environment. These measures included deferring non-critical capital spend and discretionary expenses, securing additional long-term debt, negotiating a temporary covenant amendment to its existing credit agreements and implementing various workforce actions. In addition (as discussed later in this section), given the severity of the crisis and the uncertain economic outlook during fiscal 2020, the Company also suspended share repurchases and its quarterly cash dividend, both of which were later reinstated in 2021. These actions undertaken by the Company, combined with the strong generation of free cash flow in fiscal 2020 contributed to the Company’s ability to end fiscal 2020 with a strong liquidity position.

Back to Basics Strategic Initiatives
Starting in the second quarter of 2020, the Company accelerated a number of initiatives related to its “Back to Basics” strategy to further reduce its cost base and strengthen its level of financial flexibility to navigate through the pandemic. These actions included strategic pricing, additional stock-keeping unit (SKU) rationalization of its imprintables and retail product offerings, the closure of a yarn-spinning facility, as well as headcount reductions.

Temporary Suspension of Quarterly Dividend
On February 19, 2020, Gildan’s Board of Directors approved a 15% increase in the amount of the then current quarterly dividend and declared a cash dividend of $0.154 per Common Share payable on April 6, 2020 to shareholders of record on March 12, 2020. As previously discussed, in April 2020, given the severity of the economic environment resulting from the COVID-19 pandemic, the Company suspended its quarterly cash dividend, starting with the first quarter of 2020. The Company’s previously declared dividend of $0.154 was paid on April 6, 2020.

Temporary Suspension of Share Repurchases Under the Normal Course Issuer Bid
On February 19, 2020, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2020 to purchase for cancellation up to 9,939,154 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 13, 2020 (the reference date for the NCIB), the Company had 198,783,090 Common Shares issued and outstanding. The Company was authorized to make purchases under the NCIB until February 26, 2021 in accordance with the requirements of the TSX.

As in the case of the Company’s decision to suspend its quarterly dividend in order to preserve cash and pre-emptively ensure that it was well-positioned from a liquidity perspective to navigate through the evolving COVID-related environment, in March 2020, the Company also suspended share repurchases under the NCIB.

During the first quarter of fiscal 2020, the Company repurchased for cancellation a total of 843,038 common shares under its NCIB programs for a total cost of $23.2 million.

Renewal of Shareholder Rights Plan
On February 19, 2020, Gildan’s Board of Directors approved the renewal and adoption of a shareholder rights plan (the “Rights Plan”), which became effective upon confirmation and approval by shareholders of the Company at the annual meeting of shareholders held on April 30, 2020. The Rights Plan ensures that the Company and its shareholders continue to receive the benefits associated with the Company’s previous shareholder rights plan, which expired at the close of business on April 30, 2020, the date of the Company’s 2020 annual meeting of shareholders. The Rights Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company. The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors aware of any pending or threatened take-over bid for the Company. The Rights Plan is similar to plans recently adopted by other Canadian companies and approved by their shareholders. The Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2023, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan was filed and is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Developments in Fiscal 2019
Back to Basics Strategic Initiatives
In line with the Company’s “Back to Basics” strategy, more specifically aimed at optimizing its global manufacturing system, over the course of fiscal 2019, the Company consolidated some of its textile, sock and sewing operations, and announced plans to expand capacity in certain regions:

•During the second quarter of 2019, the Company completed the purchase of land in close proximity to its existing facility in Bangladesh. The land will be used as part of the construction and development of a large multi-plant manufacturing complex, which is expected to include two large textile facilities and related sewing operations, to service international markets and support other key sales growth drivers.

•During the third quarter of 2019, the Company consolidated sheer hosiery manufacturing within its global supply chain through the closure of its sheer hosiery facility in Canada.

•During the fourth quarter of 2019, the Company began to execute on plans for the closure of its textile and sewing operations in Mexico and began to ramp down production and relocate the equipment at these facilities to its operations in Central America and the Caribbean Basin. Operations in Mexico ceased at the end of the first quarter of 2020.

Another important element of the Company’s “Back to Basics” strategy was its strategic product line initiative aimed at simplifying its product portfolio and reducing complexity in its manufacturing and distribution activities. At the end of the fourth quarter of 2019, the Company decided to significantly reduce its imprintables product line SKU base by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands and recorded charges of $55 million in the fourth quarter of 2019 consisting primarily of inventory write-downs in connection with this initiative.

Dividend
On February 20, 2019, Gildan’s Board of Directors approved a 20% increase in the amount of the then current quarterly dividend and declared a cash dividend of $0.134 per Common Share payable each quarter of fiscal 2019.

Normal Course Issuer Bid
On February 20, 2019, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. As of February 14, 2019 (the reference date for the NCIB), the Company had 206,740,357 common shares issued and outstanding. The Company was authorized to make purchases under the NCIB until February 26, 2020 in accordance with the requirements of the TSX. During the twelve-month period ended February 13, 2020, the Company repurchased and cancelled a total of 8,251,026 common shares under the NCIB through the facilities of the TSX and the NYSE for a total of cost of $256.8 million.

DESCRIPTION OF THE BUSINESS
Business Overview
Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters and embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.
Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.
We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.
Strategy
Pivoting from Back to Basics to Gildan Sustainable Growth Strategy
Over the last few years, we have been driving our Back to Basics strategy, executing on key initiatives to simplify and remove complexity from our business and enhance operational effectiveness. Key elements of this strategy included realigning our organizational structure and consolidating our business segments, rationalizing our stock keeping units (SKU) base and optimizing our vertically integrated manufacturing platform, as well as our distribution network. We are pleased with the success of our Back to Basics strategy which has delivered on the potential that we had envisioned, as evidenced by the strong results in 2021.

Consequently, during the fourth quarter of 2021, we updated our strategic plan to build on our Back to Basics principles to drive growth under what we now term the Gildan Sustainable Growth strategy. Specifically, while the primary objective of our Back to Basics strategy was to drive operating profitability expansion, looking forward to 2022 and beyond, with the Gildan Sustainable Growth strategy our focus now turns to leveraging our competitive advantages to drive both top line and bottom line growth, relying on three key pillars — Capacity Expansion, Innovation and ESG as described below.

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to significantly expand our global production capacity to support projected sales growth in 2022 and beyond.

To this end, over the course of 2021, we added and continue to add incremental capacity in our manufacturing hubs in Central America and the Dominican Republic, which has started to ramp up. Further, as described in subsection 5.3.1, towards the end of 2021, the Company purchased one of its yarn suppliers, Frontier Yarns, adding four yarn-spinning facilities in North Carolina to its already significant yarn manufacturing base. The acquisition of Frontier Yarns will allow Gildan to build on its global vertically integrated supply chain through further internalizing yarn production, and is expected to support incremental yarn needs for Gildan’s textile capacity expansion plans in Central America and the Dominican Republic. Additionally, the Company also began to execute on the first phase of development of a large manufacturing complex in Bangladesh, specifically the first large-scale vertically integrated textile facility of the project.

Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increasing speed-to-market, driving operational efficiencies and reducing our environmental footprint.

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our manufacturing and product-development processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques and ESG-friendly product attributes. Further investments will also be allocated to leverage digital tools, predictive analytics and artificial intelligence to better inform and accelerate decision-making across the organization, streamline systems and processes, enhance planning and forecasting and market research.

ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and continued progress to enhance our value proposition to all our stakeholders.

With the launch of our Next Generation ESG strategy and the introduction of new long-term ESG targets, we are heightening ESG efforts across the organization. Initiatives under our strategy are aimed at reducing our carbon footprint, and water intensity (usage/withdrawal per kilogram produced), and fostering a circular economy, while driving increased operational efficiencies. Additional initiatives build on supporting economic development in regions where we operate, ensuring strong respect of human rights and high health and safety standards throughout our supply chain. Further, we will be increasing investment in our people, driving diversity and inclusion across our operations and enhancing ESG disclosure and transparency. All important areas of focus as we build on what is an already strong ESG proposition for all stakeholders.

Successfully executing on all of the above initiatives underpinning the three pillars of our strategy is expected to position the Company to generate revenue growth, strong profitability and effective asset utilization, all of which are expected to deliver strong value to our shareholders.

Operating Segment Reporting
Following an internal reorganization which took effect on January 1, 2018 and resulted in the consolidation of the Company’s divisional organizational structure, the Company manages its business on the basis of one reportable operating segment.
Our Operations
Brands, Products, and Customers
The products we manufacture and sell are marketed under Company brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Alstyle® and GoldToe®. In addition, pursuant to a sock licensing agreement providing us exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. Further, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own exclusive brands.
Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear).
We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form to various retailers, in addition to underwear and socks for men, ladies, and kids. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.

The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Comfort Colors®, American Apparel®, Alstyle®, GoldToe®
Hosiery(1)	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(2), sheer panty hose(3), tights(3), and leggings(3)	Gildan®, Under Armour®(4), GoldToe®, PowerSox®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Therapy Plus®, All Pro®, Secret®(5), Silks®(5), Secret Silky®, American Apparel®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
Intimates(1)	ladies' shapewear, intimates, and accessories	Secret®(5), Secret Silky®
(1) The Company is planning to exit the sheer panty hose, tights, leggings, ladies shapewear, intimates, and accessories products, marketed under the Secret®, Silks®, Secret Silky® and Therapy Plus® brands.
(2) Applicable only to Therapy Plus® and MediPeds®.
(3) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.
(4) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(5) Secret® and Silks® are registered trademarks in Canada.
Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.
In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity across our manufacturing network, including plans of a significant expansion in Bangladesh. In 2019, we purchased land, in close proximity to our existing facility in Bangladesh, which is intended to be used for the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The incremental capacity is expected to service international and North American markets.

2021 Developments
During 2021, the Company resumed capital spending after temporarily deferring non-critical capital investments and delaying major spending towards manufacturing capacity expansion during 2020, in light of the pandemic and the related impact on global economic activity and our own business. We continued to expand capacity in

Central America and the Caribbean, including the reinstallation of equipment relocated from our previous operations in Mexico, and we resumed investments towards our capacity expansion plans for Bangladesh, as previously described.

As described in subsection 5.3.1, in December 2021, the Company purchased one of its yarn suppliers, Frontier Yarns, adding four yarn-spinning facilities in North Carolina to our already significant yarn manufacturing base. The acquisition of Frontier Yarns will allow Gildan to build on its global vertically integrated supply chain through further internalizing yarn production, and is expected to support incremental yarn needs for Gildan’s textile capacity expansion plans in Central America and the Caribbean.

The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities)(4) ■ Mayodan, NC(4) ■ Stoneville, NC(4) ■ Cedartown, GA
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (4 facilities)	■ Dominican Republic (2 facilities)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti, and other regions in Central America, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.
(4) Acquired as part of the acquisition of Frontier Yarns, effective December 10, 2021.
Competitive Environment
The basic apparel market for our products is highly competitive. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed by investing significantly over time, are key competitive strengths and differentiators from our competition.
We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc. which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Finally, although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.
Sales, Marketing, and Distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centres and some smaller facilities in the U.S., as well as a large distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.
Customers
We sell our activewear, underwear, socks, hosiery, and legwear products to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In the imprintables channel we sell our products in over 60 countries across North America, Europe, the Asia-Pacific region and Latin America, primarily to wholesale distributors and to a lesser extent to large screenprinters or embellishers. Our products in the North American retail channel are sold to a broad spectrum of retailers, including mass merchants, department stores, national and regional chains, sports specialty stores, craft stores, food and drug retailers, dollar stores and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers. For fiscal 2021, our sales totaled $2,922.6 million. In fiscal 2020, we sold our products in the United States, Canada and other international markets, which accounted for 86.5%, 3.9% and 9.6% of total sales, respectively. For a breakdown of our total sales by product group and geographic market for each of the last two financial years, reference is made to note 27 to the 2021 Annual Financial Statements, which note is incorporated herein by reference.
Our total customer base is composed of a relatively small number of significant customers. In fiscal 2021, our largest customer accounted for 15.9% of our total sales, and our top ten customers accounted for 58.8% of our total sales. Although we have long term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production accordingly.
Raw Materials
Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of both 100% cotton yarns and blended yarns, while polyester is used in the manufacturing of both blended yarns and 100% polyester yarns. The cotton fibres used in the manufacturing of yarn in our internal yarn spinning facilities are typically purchased directly from cotton merchants for future delivery at pre-determined prices under contracts as deemed appropriate by management. Similarly, for the majority of the polyester fibres, pricing is negotiated directly with suppliers on an annual basis subject to the price variability of certain polyester components.
During fiscal 2021, most of our yarn requirements for the production of our product lines were met by our own six yarn-spinning facilities, which are located in Cedartown, GA, Clarkton, NC, Salisbury, NC, Eden, NC and Mocksville, NC, and by our long-term supply agreements with third-party suppliers, including yarn supplied by the four yarn-spinning facilities in North Carolina owned by Frontier Yarns which we acquired on December 10, 2021. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.

The primary sources of energy consumed in our manufacturing facilities are (i) biomass, petroleum coke, bunker fuel and natural gas, which are used to generate steam required in the production process, and (ii) electricity, which is used to power production equipment and air conditioning. The bunker fuel used in our operations is supplied by local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. Natural gas is used in our operations in Bangladesh, and is obtained from local third-party suppliers. The electricity requirements for our manufacturing complex in the Dominican Republic are provided by the local public electricity company. Our Rio Nance complex in Honduras transitioned during 2016 from the public grid to a long-term private contract which is now providing 100% of our electricity requirements. In both cases, electricity rates are variable and are largely related to underlying oil prices.
Biomass, derived from agricultural waste, is sourced from private third-party suppliers, and provides a major portion of the thermal energy (or steam) for our operations in both the Dominican Republic and Honduras. We anticipate that our biomass consumption needs will increase progressively over the next few years. We have been operating a biomass steam generation system in the Dominican Republic since 2010, which has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. Similarly, we began operating a biomass steam generation facility in Honduras during 2010 and are currently operating three such facilities at the Rio Nance complex in Honduras to support both of our sock manufacturing facilities as well as the majority of the steam requirements for our textile operations. To optimize our energy use, we have installed absorption chillers that capture the thermal energy from the biomass steam to create cool water that drives many of our facilities’ air conditioning systems, effectively reducing our electricity consumption in Honduras since 2016 by almost 4.5 megawatts. The Company has implemented advanced technology to improve the steam production generated by our biomass to support additional textile capacity expansions as needed in the future.
Information Security Management
We work diligently to protect our management information systems and other systems from information security breaches and data compromise. We also work to protect the data privacy of our employees, customers, business partners, vendors and other third parties. With dedicated information security and information risk teams comprised of full-time employees, complemented by third party partners, the Company uses a risk-based approach to mitigate information security risk and data privacy risk. This approach is aligned with industry best practices, including the NIST Cyber Security Framework.
We catalog and rank risks, identify opportunities to enhance policies, procedures and controls based on risks, review external events that may educate the Company on emerging risks, collaborate with outside organizations to exchange threat intelligence, and enlist third-party organizations to conduct independent security assessments. We revisit risk rankings as new risks are identified, as we enhance our policies, procedures and controls, as regulations, laws and best-practices change, and as new information systems are introduced. We provide security awareness training to our employees including continuous simulated phishing attacks. We secure funds for and deliver projects that better protect our information systems with new processes and technologies. We have preventative and detective systems in place that are constantly monitored by a specialized third-party partner. Management and the technical teams run regular cyber tabletop simulations conducted by third-party experts to be better prepared. These measures are aimed at allowing us to detect and investigate events that represent risks, and respond and recover as required. We have a digital forensics and incident response expert on retainer should these services be required. No material information security breaches or data privacy events have been detected in the past three years.

Information Security Risk Oversight
The Company’s Information Security Steering Committee (“ISSC”) is responsible for reviewing information security and information risk developments and approving related policies. The ISSC is comprised of a cross-functional group of senior leadership, chaired by our Chief Information Officer, and includes our Chief Financial and Administrative Officer, General Counsel, and other representatives from information technology, legal affairs, physical security, risk management, internal audit, and human resources. The ISSC meets quarterly and as needed. The ISSC reports major developments to the Company’s Compliance Steering Committee, which in turn provides quarterly updates to the Board’s Corporate Governance and Social Responsibility Committee. In addition, the Chief Information Officer delivers quarterly information security reports to the Board’s Audit and Finance Committee.
Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Fiscal 2020 was an unprecedented year due to the significant effects of the COVID-19 pandemic on global economies. Our results of operations for the year ended January 3, 2021, were negatively affected by the significant downturn in demand as a result of the COVID-19 pandemic, as explained in section 5.0 of the 2021 Annual MD&A. In conjunction with economic activity which started to recover in the second half of 2020, our sales and results of operations for fiscal 2021 also reflected a meaningful year-over-year improvement.
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.
Business acquisitions may affect the comparability of results. In the last eight quarters, there was one business acquisition, which occurred on December 10, 2021. As described in subsection 5.3.1 of the 2021 Annual MD&A and Note 5 of the 2021 Annual Financial Statements, the Company acquired Frontier Yarns and consequently, the Company's consolidated results for fiscal 2021 include net sales of nil and net earnings of $0.3 million representing Frontier's results of operations since the date of acquisition. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.5.5 entitled “Restructuring and acquisition-related costs” in the 2021 Annual MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. As part of our Back to Basics strategy, in the first, second and fourth quarters of 2020, as well as in the first and fourth quarters of 2021, we recorded charges of $8 million, $26 million and $32 million, as well as, $1 million and $8 million, respectively, related to our strategic initiatives to significantly reduce our product line SKU base. Subsection 5.5.4 entitled "Impairment of trade accounts receivable" in the 2021 Annual MD&A contains a discussion of allowances for expected credit losses, including an impairment of trade accounts receivable of $21 million in the first quarter of fiscal 2020, and a net recovery in the impairment of trade accounts receivable of $5 million for the balance for fiscal 2020 and $3 million in fiscal 2021. Subsection 5.5.6 entitled "(Reversal of impairment of intangible assets, net of write downs)/impairment of goodwill and intangible assets" in the 2021 Annual MD&A contains a discussion relating to the impairment charge of $94 million in fiscal 2020 and the reversal of impairment of $32 million (net of specific asset write-offs) in the fourth quarter of 2021 relating to our Hosiery cash-generating unit (CGU). In addition, we refer the reader to section 5.0 of the annual MD&A (in particular, the discussion in the subsection entitled “Impact of COVID-19 pandemic and other developments") for more details regarding the impact of the pandemic on our business and certain initiatives that we took in 2020 which significantly affected our results for the prior year. Our results of operations for the past five fiscal quarters also include net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q4 2020: $10 million; Q1 2021: $6 million; Q2 2021: $13 million; and Q3 2021: $30 million, as explained in note 17 c) to the 2021 Annual Financial Statements.
Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of the 2021 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.
Trade Regulation
As a multinational corporation, we are affected by domestic tariffs, including the potential imposition of anti-dumping or countervailing duties on our raw materials and finished goods, international trade legislation, as well as bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties, including anti-dumping and countervailing duties, tariffs, quantitative limitations, and legislation leading to trade restrictions that could impact our approach to global manufacturing and sourcing, and adjusts as needed.

The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic-Central America-United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Economic Lift Program (HELP) previously referred to as the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE). Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company also relies on preferential trade arrangements to access the European Union, Canada, and other key markets. Changes to trade agreements or trade preference programs that the Company currently relies on, or the entry into force of trade-restricting legislation, may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Customer Product Safety Regulation
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children's products, and for phthalate content in child care articles, including plasticized components of children's sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products.
In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Directive and the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products.
Although we believe that we comply in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.
Intellectual Property
Trademarks, trade names, and domain names, as well as related logos, designs and graphics, provide substantial value in the development and marketing of the Company’s products and are important to our continued success. As a result of successive acquisitions over the past years, we now own a large portfolio of trademarks covering, among others, the Gildan®, GoldToe®, Secret®, Comfort Colors®, Peds®, Alstyle® and American Apparel® families of brands, with trademarks registered in Canada, in the U.S. and in many other countries where our products are manufactured and/or sold. In addition, we continue to expand registration of these marks internationally and we vigorously monitor and enforce the Company’s intellectual property against infringement and violations where and to the extent legal, feasible and appropriate.
We also have licenses for the use of third-party intellectual property, including for example an exclusive license for the manufacturing and use of the Under Armour® trademark in connection with branded socks distribution in the U.S. and Canada.
Environmental, Social and Governance (ESG) Program
ESG’s Origins and Policies at Gildan
Gildan has always placed a high priority on operating responsibly, ethically, and transparently. Approximately 20 years ago, Gildan implemented its first ESG strategy to focus on the most material ESG-related issues to our Company. It covered ESG issues such as supply chain standards and labour practices, environmental policy/management systems, corporate governance and risk management. While our ESG strategy has evolved, the key policies implemented during this time continue to be fundamental to our operations. ESG is core to Gildan’s long-term business strategy and has long-been a key element of our success. As one of the most vertically integrated manufacturers in the apparel industry, producing the vast majority of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our ESG practices consistently across our operations.

Human Capital Management
At Gildan, we understand that our most important resource is our people. As such, we recognize our responsibility to provide them with rewarding, safe, and healthy work environments where they are empowered to succeed.

Employees. Gildan employs more than 48,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. At the end of 2021, 46% of our total employee base was covered under collective bargaining agreements.

We provide favourable working conditions for all our employees worldwide. All of Gildan’s operations are governed by the Company’s Code of Conduct, which we update from time to time to ensure that we continue to comply with local laws and the most current international standards. The Code of Conduct follows the International Labour Organization Conventions, the Fair Labor Association (“FLA”) standards, and the Worldwide Responsible Accredited Production (“WRAP”) guidelines, as well as best practices of leading organizations in the area of ESG.

We use internal and external monitoring programs in order to verify compliance not only with local labour laws, but with internationally recognized labour standards as well as the Company’s Code of Conduct. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Internal audits are done on an unannounced basis while independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis.

Gildan has been a “Participating Company” in the FLA since 2003. The FLA is a multi-stakeholder organization that is internationally recognized and whose mission is to improve working conditions for employees worldwide. In 2007, Gildan became the first vertically-integrated apparel manufacturer to have its social compliance program accredited by the FLA. This accreditation was renewed in 2019 after the Company demonstrated that it has policies and practices in place to identify and remediate unfair labour practices in its global supply chain.
All of our sewing facilities, including our vertically integrated textile and sewing facility in Bangladesh, have been certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its code of conduct. In addition, our sewing facilities in Nicaragua, as well as our contractors’ facilities in Haiti, are members of the Better Work Programme, which is a comprehensive collaborative program between the United Nation’s International Labour Organization and the International Finance Corporation designed to improve working conditions and respect of labour rights of workers, and boost the competitiveness of apparel businesses. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct

Health and Safety. When it comes to our employees, our first responsibility is to provide them with safe and healthy work environments. Gildan’s accident and injury rates are significantly lower than the industry averages, which reflects strong collaboration with our employees who play an active role in creating a culture of safety. Over 80% of our facilities feature employee driven health and safety committees. We also invest in workplace infrastructure and continue to implement comprehensive monitoring and management processes. Our commitments also include making contributions towards promoting health and wellness amongst our employees. At all of our manufacturing facilities in Latin America and Bangladesh, we provide free onsite medical clinics and primary care, and we also run a variety of health awareness campaigns alongside a comprehensive ergonomics program focused on mitigating the development of musculoskeletal disorders. During 2021, the Company began the implementation of ISO 45001, one of the world’s stronger H&S standards at its manufacturing facilities worldwide.

Diversity, Equity and Inclusion ("DEI"). Gildan is focused on creating a diverse, equitable, and inclusive workplace where all employees are valued for their uniqueness; where they develop, maintain, and promote a sense of belonging. In 2021, Gildan reconfirmed its commitment to DEI by rewriting and updating its Diversity, Equity and Inclusion Policy, whose purpose is to systematically encourage representation and participation of diverse groups of people at all levels of the Company globally.

This updated policy provides three clear objectives to which Gildan has committed: (1) formalize and systematize DEI through company policies and procedures; (2) cultivate a DEI culture that promotes an inclusive environment through awareness-raising, learning initiatives, and tangible actions; and (3) share the journey which will ensure accountability to our commitments, as well as visibility to our commitments and outcomes. The policy also provides definitions for DEI, accountability structures, leadership expectations, and employee responsibilities.

Wages and Benefits. Investing in our people is a cornerstone of our success, and we want to reward our employees’ contributions by providing them with benefits that create value for them, both professionally and personally. We believe that employees have the right to a fair wage for a regular work week that covers basic needs and provides some level of discretionary income. Providing a fair wage is fundamental, but in many of the communities where we operate, it is not enough. We recognize our responsibility to contribute to a higher standard of living for our employees by offering benefits, such as free onsite medical clinics, vaccination and medicine programs, parental leave, financial assistance, subsidized meals, and free transportation. We contribute to our communities and strive to have a positive impact by helping them become stronger and more resilient through investments in local economic development, advancing access to education and promoting healthy and active lifestyles.

The Environment
Gildan operates within the guidelines and practices set forth in its Global Environment & Energy Policy and in its Restricted Substances Code of Practice. The purpose of our Environmental Management System is to reduce our environmental impact and to preserve the external natural resources the Company utilizes. Two primary areas of focus that are of top importance to our stakeholders and that are critical to our Company’s long-term operational success are operational water and wastewater management, and climate change. Innovative systems such as the biotop, a biological wastewater treatment system, and our biomass steam generation systems are some of the leading sustainable practices we have put in place. The Company monitors, controls and manages other environmental issues through policies which include, but are not limited to, recycling and the creation of measures for waste prevention, minimization and recovery and the treatment at all stages of the production cycle including the off-site disposal of any hazardous waste. We remain committed to searching for and investing in new technologies in these areas.

We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and waste disposal. Our manufacturing facilities generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines or penalties or result in a disruption to our supply chain that could have an adverse effect on our business.

Next Generation ESG Strategy
During 2021, after having reported on our second set of environmental targets, the Company undertook a detailed assessment to redefine its ESG strategy going forward. The results of this work informed our ESG strategy and targets which were approved by the Board of Directors at the end of 2021 and publicly announced on January 17, 2022 with the commitment of making meaningful advancements by 2030 in key ESG areas. Gildan also produces a yearly ESG Report to highlight in detail its ESG Strategy, targets, progress and achievements.

Please visit www.gildancorp.com for more information on our ESG program and a more detailed discussion of our accomplishments in ESG.
Risk Factors
Please see the “Financial Risk Management”, “Critical Accounting Estimates and Judgments”, and the “Risks and Uncertainties” sections of our 2021 Annual MD&A, which are incorporated herein by reference.
DIVIDEND POLICY
In December 2010, the Company announced the adoption of a dividend policy which aims to declare and pay cash dividends on a quarterly basis.
As part of the Company’s capital allocation framework, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenants and repayment obligations, the macro-economic environment, and present and/or future regulatory and legal restrictions. In April 2020, given the severity of the economic downturn and uncertain outlook resulting from the COVID-19 pandemic, the Company suspended its quarterly cash dividend. In addition, in June 2020, given the rapidly changing environment and level of uncertainty being created by the COVID-19 pandemic, out of an abundance of caution, the Company amended its various loans and note agreements in order to modify its covenants and to provide increased financial flexibility. During the covenant relief period beginning March 30, 2020 and ending April 4, 2021, dividends were not permitted except during the fiscal quarters ending January 3, 2021 and April 4, 2021, if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00. The Company reinstated its quarterly dividend on April 26, 2021.

For each of the three most recently completed financial years, the Company declared and paid dividends on its common shares as follows:

Date of dividend declaration	Amount of dividend per common share
February 21, 2019	0.134
May 1, 2019	0.134
August 1, 2019	0.134
October 31, 2019	0.134
February 20, 2020	0.154
April 26, 2021	0.154
August 4, 2021	0.154
November 3, 2021	0.154

CAPITAL STRUCTURE
The following is a description of the material terms of our common shares, our First Preferred shares and our Second Preferred shares, as set forth in the Articles of the Company. Our authorized share capital consists of an unlimited number of common shares, of which 190,093,746 were issued and outstanding as of February 22, 2022, and an unlimited number of First Preferred shares and Second Preferred shares, each issuable in series, none of which are issued and outstanding.
First Preferred Shares
Issuance in Series
The First Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred shares of each series, subject to the limitations, if any, set out in the Articles of the Company.
Rank
The First Preferred shares rank senior to the Second Preferred shares and to the common shares with respect to the payment of dividends, return of capital and the distribution of assets in the event of the liquidation, dissolution or winding‑up of Gildan. The First Preferred shares in each series rank equally with the First Preferred shares of any other series.
Voting Rights
Unless the Articles otherwise provide with respect to any series of the First Preferred shares, the holders of the First Preferred shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.
Second Preferred Shares
Issuance in Series
The Second Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preferred shares of each series subject to the limitations, if any, set out in the Articles of the Company.

Rank
The Second Preferred shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares. The Second Preferred shares rank senior to the common shares with respect to payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of Gildan. The Second Preferred shares in each series rank equally with the Second Preferred shares of any other series.
Voting Rights
Unless the Articles otherwise provide with respect to any series of the Second Preferred shares, the holders of the Second Preferred shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.
Common Shares
Following the conversion of all of the Company’s Class B Multiple Voting shares into Class A Subordinate Voting shares, the Company’s shareholders approved a special resolution on February 2, 2005 to amend the Company’s Articles in order to change each of the issued and outstanding Class A Subordinate Voting shares into common shares, on a one-for-one basis, and to remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares.
The common shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares and the Second Preferred shares. Each holder of common shares shall have the right to receive any dividend declared by the Company and the right to receive the remaining property and assets of the Company on dissolution.
Each holder of common shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of another particular class or series shall have the right to vote. Each Common Share entitles the holder thereof to one vote.

MARKET FOR SECURITIES
The common shares are listed on the NYSE and the TSX under the symbol “GIL”. The Class A Subordinate Voting shares (now the common shares), which were issued at an offering price of $0.44 (Cdn$0.64), on a post-split basis, began trading on the TSX, the Montreal Exchange (the “ME”) and the American Stock Exchange (the “AMEX”) on June 17, 1998. Prior to that date, there was no public market for the Class A Subordinate Voting shares. We delisted such shares from the AMEX on August 31, 1999. On September 1, 1999, the Class A Subordinate Voting shares (now the common shares) commenced trading on the NYSE. As a result of a restructuring of Canada’s stock exchanges, which took effect on December 7, 1999, the Class A Subordinate Voting shares (now the common shares) are no longer listed on the ME.
The table below shows the monthly price range per Common Share and the trading volume of the common shares for the fiscal year ended January 2, 2022 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High (Cdn$)	Low (Cdn$)	Trading Volume	Month	High	Low	Trading Volume
January	36.74	31.72	6,126,345	January	29.00	24.81	1,770,334
February	39.75	32.01	8,917,788	February	31.41	25.13	3,362,623
March	40.54	35.96	10,381,107	March	32.24	28.32	2,968,887
April	43.86	38.83	6,036,125	April	35.55	30.90	1,938,025
May	46.99	41.13	7,451,672	May	38.00	34.05	2,818,676
June	46.95	42.21	7,061,406	June	37.92	34.04	2,154,989
July	47.69	40.82	5,500,103	July	38.46	31.98	1,918,915
August	49.84	42.95	10,259,032	August	39.50	34.25	3,396,312
September	50.43	46.26	8,446,149	September	40.27	36.16	4,138,336
October	47.47	43.78	8,296,154	October	37.78	34.78	4,360,719
November	54.73	45.62	10,153,677	November	43.63	36.88	3,202,737
December	54.65	49.80	8,684,942	December	42.81	38.48	4,381,249
(1) The trading volumes do not include trades done on alternative trading systems and only represent those on the TSX, or approximately 59% of all trades executed in Canada (approximately 165 million common shares).
(2) The trading volumes do not include trades done on alternative trading systems and only represent those on the NYSE, or approximately 31% of all trades executed in United States (approximately 117 million common shares).

DIRECTORS AND OFFICERS
Directors
Listed below is certain information about the directors of Gildan in office as of the date hereof. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Glenn J. Chamandy Westmount, Québec, Canada	President and Chief Executive Officer of the Company	May 1984
Donald C. Berg(4) Lakewood Ranch, Florida, United States	President of DCB Advisory Services (consulting services to food and beverage companies)	February 2015
Maryse Bertrand(1)(2) Westmount, Québec, Canada	Corporate Director	May 2018
Dhaval Buch(2) Singapore	Corporate Director and Senior Adviser	February 2022
Marc Caira(1)(2) Toronto, Ontario, Canada	Corporate Director	May 2018
Shirley E. Cunningham(1)(3) Estero, Florida, United States	Corporate Director	February 2017
Russell Goodman(1)(3) Mont Tremblant, Québec, Canada	Corporate Director	December 2010
Charles M. Herington(2)(3) Miami, Florida, United States	Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LCC (worldwide provider of dance fitness classes)	May 2018
Luc Jobin(1)(3) Montreal, Québec, Canada	Corporate Director	February 2020
Craig A. Leavitt(1)(3) Red Hook, New York, United States	Corporate Director	May 2018
Anne Martin-Vachon(2)(3) Trois-Rivières, Québec, Canada	Chief Retail Officer of Rogers Communications Inc. (a Canadian technology and media company)	February 2015
(1) Member of the Audit and Finance Committee.
(2)    Member of the Corporate Governance and Social Responsibility Committee
(3)    Member of the Compensation and Human Resources Committee.
(4)    Chair of the Board.

Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.

Donald C. Berg is President of DCB Advisory Services, providing consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a U.S.-based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions, and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has held a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified public accountant with Ernst & Whinney. Mr. Berg is a past member of the Board of Directors of Meredith Corporation, (from 2012-2021), a publicly held media and marketing company, where he was also Chair of the Audit and Finance Committee (2017-2021). In addition to Gildan, he is a member of the Board of Beam Suntory International, the third largest global spirits company wholly owned by Tokyo-based Suntory Holdings Group. Mr. Berg holds a Master of Business Administration degree from the Wharton School of Business and earned his Bachelor of Arts degree in Accounting and Business Administration from Augustana College in Illinois.

Maryse Bertrand has had a long career in law and business. Ms. Bertrand is currently an advisor in governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada, where she chairs the Governance and Corporate Responsibility Committee. From 2016 to 2017, she was Strategic Advisor and Counsel to Borden Ladner Gervais LLP, in matters of risk and governance. From 2009 to 2015, she was Vice-President, Real Estate Services, Legal Services and General Counsel at CBC/Radio-Canada, Canada’s public broadcaster, where she was responsible, amongst other things, for the real estate and health, safety and environment portfolios. Prior to 2009, Ms. Bertrand was a partner of Davies Ward Phillips and Vineberg LLP, where she specialized in M&A and corporate finance, and served on the firm’s National Management Committee. Ms. Bertrand is a Vice-Chair of the Board of Governors of McGill University, and the past chair of the Board of the Institute of Corporate Directors (Québec Chapter). She was named as Advocatus emeritus (Ad. E.) in 2007 by the Québec Bar in recognition of her exceptional contribution to the legal profession. Ms. Bertrand holds a law degree from McGill University (with High Distinction) and a Master in Risk Management degree from New York University, Stern School of Business.

Dhaval Buch is currently a senior advisor with Blackstone Private Equity and to the Mahindra group, a large India-headquartered multinational with interests in automobile, farm and finance industries. Prior to this, Mr. Buch had a 35-year career as a business leader with Unilever where he last served as the Global Chief Procurement Officer for the company responsible for buying approximately $40 billion of materials and services. In this role, he was also responsible to drive Unilever’s goal of “100% sustainable sourcing of materials”. In his career with Unilever, Mr. Buch ran the Unilever supply chain for Asia and Africa (consisting of approximately 120 factories and a similar number of distribution centres). He also held positions of increasing responsibility in Hindustan Unilever Limited (a listed Unilever subsidiary in India) culminating in his running the supply chain for South Asia and serving as an Executive Director on the Board of Hindustan Unilever Limited. Mr. Buch is a mechanical engineer and holds a Bachelor of Engineering degree from the Indian Institute of Technology, Delhi, India.

Marc Caira serves on the Board of Directors of Minto Group, a private real estate developer, Flow Hydration, a fast-growing alkaline spring water beverage company and the University Health Network Foundation. Previously, Mr. Caira served as the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company, from 2014 to 2020. He was also President and Chief Executive Officer of Tim Hortons Inc., a multinational fastfood restaurant, from 2013 to 2014, as well as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company and

Chief Executive Officer of Nestlé Professional. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

Shirley E. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. Prior to joining CHS Inc. in 2013, Ms. Cunningham was the Chief Information Officer for Monsanto Company, a global agriculture company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She holds a Master in Business Administration degree from Washington University in St. Louis.

Russell Goodman is a corporate director of public, private and not-for-profit companies. In addition to Gildan, he currently serves on the Board of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee, and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Lead Independent Director, Chair of the Audit Committee and a member of the Compensation Committee. Mr. Goodman is also Chairman of the Independent Review Committee of IG Wealth Management Funds, which comprise mutual funds, ETFs and other wealth management solutions managed by entities within the Power Corporation group of companies. Mr. Goodman spent his business career at PricewaterhouseCoopers LLP until his retirement in 2011. From 1998 to 2011, he was the Managing Partner of various business units across Canada and the Americas and held global leadership roles in the services and transportation industry sectors. Mr. Goodman is a Fellow Chartered Professional Accountant and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce degree from McGill University, is a recipient of the Governor General of Canada’s Sovereign’s Medal for Volunteers, and is a member of the Canadian Ski Hall of Fame.

Charles M. Herington is the Chief Operating Officer, Vice-Chairman and President of Global Operations at Zumba Fitness LLC. Mr. Herington sits on the Board of Directors of Molson Coors Beverage Company (NYSE: TAP). Mr. Herington is also a member of the boards of the following privately held companies: Quirch Foods (where he acts as Chairman); HyCite Enterprises; Accupac; and Klox Technologies. From 2006 to 2012, Mr. Herington served as Executive Vice-President of Developing and Emerging Markets Group at Avon Products Inc. Prior to that, he was President and Chief Executive Officer of America Online (AOLA) Latin America, and before that Division President at Pepsico Restaurants Latin America. Mr. Herington began his career in brand management at Procter & Gamble Co. Mr. Herington received his Chemical Engineering degree from Instituto Tecnológico y de Estudios Superiores de Monterrey.

Luc Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, from 2005 to 2009, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy, and other business sectors. Previously, from 2003 to 2005, Mr. Jobin was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco p.l.c., a multinational cigarette and tobacco manufacturing company, as well as Executive Vice-President and Chief Financial Officer, from 1998 to 2003. Mr. Jobin has been recently appointed Chairman of British American Tobacco p.l.c., where he also chairs the Nominations Committee. From 2019 to 2021 he was a member of the Board of Directors of Hydro-Québec, a public utility company that manages the generation, transmission and distribution of electricity in Québec. Mr. Jobin is a Chartered

Professional Accountant and he received a Graduate Diploma in Public Accounting from McGill University as well as a Bachelor of Science degree from Nova Southeastern University.

Craig A. Leavitt has had a career as a business leader in the retail sector that spans over 30 years. Mr. Leavitt most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, from 2014 to 2017, where he oversaw all aspects of the Kate Spade New York and Jack Spade businesses and was a member of Kate Spade’s Board of Directors. He first joined Kate Spade in 2008 as Co-President and Chief Operating Officer and was named Chief Executive Officer in 2010. Mr. Leavitt led the successful $2.4 billion divestiture of Kate Spade & Company to Coach, Inc. in 2017 and integrated his team into the new company. Previously, Mr. Leavitt was President of Global Retail at Link Theory Holdings, a company that manufactures and sells contemporary clothing and accessories for men and women. At Link Theory Holdings, Mr. Leavitt was responsible for merchandising, operations, planning, allocation and real estate for the Theory and Helmut Lang retail businesses. He also spent several years at Diesel, an Italian retail clothing company, where he was most recently Executive Vice-President of Sales and Retail, and he spent 16 years at Polo Ralph Lauren, known for its clothing, marketing and distribution of products in apparel, home accessories and fragrances, where he held positions of increasing responsibility, including Executive Vice-President of Retail Concepts. Mr. Leavitt serves on the Boards of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair, and Crate & Barrel, an industry-leading home furnishings specialty retailer. Mr. Leavitt holds a Bachelor of Arts degree from Franklin & Marshall College.

Anne Martin-Vachon is the Chief Retail Officer for Rogers Communications Inc., a leading technology and media company providing wireless, residential and media services to Canadians and Canadian businesses. Prior to her appointment in September 2019, Ms. Martin-Vachon served as President of Today's Shopping Choice, a division of Rogers Media for over three years. Before joining Rogers, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer; Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states; Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company; and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, a multinational consumer goods company, where she spent more than 20 years in a variety of leadership positions across the company's portfolio of beauty, personal care and household brands. Ms. Martin-Vachon holds a Master of Business Administration degree from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.

Officers
Listed below is certain information about the executive officers of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy(1) Westmount, Québec, Canada	President, Chief Executive Officer and Director
Rhodri J. Harries(1) Westmount, Québec, Canada	Executive Vice‑President, Chief Financial and Administrative Officer
Benito A. Masi Panama City, Panama	President, Manufacturing
Chuck J. Ward Derricks St. James. Barbado	President, Sales, Marketing and Distribution
Arun D. Bajaj(1) Westmount, Quebec, Canada	Executive Vice-President, Chief Human Resources Officer & Legal Affairs
(1) Officer of the Company.

Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.

Rhodri J. Harries joined Gildan in August 2015 as Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan since 2014, where previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in finance and business development. He is accountable for the Company’s financial management as well as overseeing corporate development and corporate affairs, information technology, and corporate communications. He is also currently on the board of Stella Jones Inc.

Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. In conjunction with the consolidation of the Printwear and Branded Apparel operating segments, Mr. Masi’s title has been changed to President, Manufacturing. Mr. Masi is responsible for the strategic and operational performance of the Company’s worldwide manufacturing facilities and supply chain.

Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he had served as the Executive Vice President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice President, Integration leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed to the position of Senior Vice President, Yarn Spinning and was responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. In 2020, Mr. Ward was appointed to the role of Senior Vice-President, North America where he was responsible for sales, distribution and planning for the North American market. In 2021, Mr. Ward was appointed to the role of President, Sales, Marketing and Distribution.

Arun D. Bajaj joined Gildan in October 2019 as Chief Human Resources Officer. In March 2021, he was appointed to the role of Executive Vice President, Chief Human Resources Officer & Legal Affairs of the Company. In this role, he leads the global human resources function and oversees legal affairs. Mr. Bajaj has over 16 years of extensive experience in those two functions. Prior to joining Gildan, he held the position of Senior Vice-President, Chief Human Resources Officer at Renault-Nissan-Mitsubishi Alliance. He also held several positions in Canada, the U.S., and Asia with the Nissan Motor Corporation. During his career at Nissan, Mr. Bajaj worked in human resources leadership roles of increasing responsibility with an emphasis on global talent management. Prior to working in human resources at Nissan, he held the role of General Counsel, Nissan Canada, following eight years in legal roles at the Ford Motor Company, based in Oakville, Ontario. He is also currently on the board of Cogeco, Inc.
As at February 22, 2022, the executive officers and directors of the Company as a group beneficially own 3,791,288 common shares, which represents 1.99% of the voting rights attached to all common shares.

AUDIT AND FINANCE COMMITTEE DISCLOSURE
Mandate of the Audit and Finance Committee
The mandate of the Audit and Finance Committee is included herewith as Appendix A.
Composition of the Audit and Finance Committee
The Audit and Finance Committee is composed of six independent and financially literate directors, as such terms are defined under Canadian and U.S. securities laws and regulations, and in accordance with the NYSE Corporate Governance Standards. Their education and experience relevant to the performance of their responsibilities as members of the Audit and Finance Committee are as follows:

Maryse Bertrand – Ms. Bertrand has had a long career in law and business including 30 years as a lawyer specializing in capital markets and mergers and acquisitions. Ms. Bertrand is currently an advisor in governance and risk management and is a corporate director. Ms. Bertrand is a member of the Board of Directors of National Bank of Canada, Canada’s sixth largest retail and commercial bank, of PSP Investments, one of Canada’s largest pension investment managers, and of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada. Ms. Bertrand holds a law degree from McGill University (with High Distinction) and a Master in Risk Management degree from New York University, Stern School of Business.

Marc Caira – Mr. Caira has had a career as a business leader that spans over 40 years. He serves on the Board of Directors of Minto Group, a private real estate developer, Flow Hydration, a fast-growing alkaline spring water beverage company and the University Health Network Foundation. Previously, Mr. Caira served as the Vice-Chairman of the Board of Directors of Restaurant Brands International Inc., a multinational quick service restaurant company, from 2014 to 2020. Prior to that, Mr. Caira was President and Chief Executive Officer of Tim Hortons Inc., a multinational fastfood restaurant, as well as a member of the Executive Board of Nestlé S.A. in Switzerland, a transnational food and beverage company and Chief Executive Officer of Nestlé Professional. Mr. Caira holds an Advanced Diploma in Marketing Management from Seneca College, Toronto and is a graduate of the Director Program at The International Institute for Management Development, Lausanne, Switzerland.

Shirley E. Cunningham – Ms. Cunningham has had a career in information technology and business management spanning over 25 years. Ms. Cunningham retired in 2018 from her position as Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc., a global energy, grains and foods company. Ms. Cunningham currently serves on the Board of Directors of Kemira Oyj, a Finnish-based global chemicals company providing innovative and sustainable solutions for improving water, energy and raw material efficiencies. She holds a Master in Business Administration degree from Washington University in St. Louis. As Chair of Gildan’s Compensation and Human Resources Committee, Ms. Cunningham is required to sit on the Audit and Finance Committee.

Russell Goodman – Mr. Goodman is a corporate director of public, private and not-for-profit companies. In addition to Gildan, he currently serves on the Boards of Directors of Metro Inc., a leader in grocery and pharmaceutical distribution in Canada, where he is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee and the Board of Directors of Northland Power Inc., a leading global independent power producer, where he is Lead Independent Director, Chair of the Audit Committee and a member of the Compensation Committee. Mr. Goodman is also Chairman of the Independent Review Committee of IG Wealth Management Funds, which comprise mutual funds, ETFs and other wealth management solutions managed by entities within the Power Corporation group of companies. Mr. Goodman is a Fellow Chartered Professional Accountant and a holder of the ICD.D designation from the Institute of Corporate Directors. He completed a Bachelor of Commerce degree from McGill University.

Luc Jobin – Mr. Jobin is Chair of the Audit and Finance Committee. Mr. Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, from 2005 to 2009, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy, and other business sectors. Previously, from 2003 to 2005, Mr. Jobin was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco p.l.c., a multinational cigarette and tobacco manufacturing company, as well as Executive Vice-President and Chief Financial Officer, from 1998 to 2003. Mr. Jobin has been recently appointed Chairman of British American Tobacco p.l.c., where he also chairs the Nominations Committee. Mr. Jobin is a Chartered Professional Accountant and he received a Graduate Diploma in Public Accounting from McGill University as well as a Bachelor of Science degree from Nova Southeastern University.

Craig A. Leavitt – Mr. Leavitt has had a career as a business leader in the retail sector that spans over 30 years, having most recently served as Chief Executive Officer of Kate Spade & Company, a designer and marketer of fashion accessories and apparel, until its divestiture to Coach, Inc. in 2017. Mr. Leavitt serves on the Boards of Directors of Build-A-Bear Workshop Inc., a global, interactive retail destination for creating customizable stuffed animals, where he is Non-Executive Chair, and Crate & Barrel, an industry-leading home furnishings specialty retailer. Mr. Leavitt holds a Bachelor of Arts degree from Franklin & Marshall College.
Pre-Approval of Non-Audit Services
In accordance with the Code of Ethics of the Ordre des comptables professionnels agréés du Québec (CPA) independence standards for auditors, the Sarbanes-Oxley Act of 2002 and rules of the U.S. Securities and Exchange Commission, the Company is restricted from engaging its external auditor to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, information technology services, valuation services, actuarial services, internal audit services, corporate finance services, management functions, human resources functions, legal services and expert services unrelated to the audit. The Company does engage its external auditor from time to time to provide certain non-audit services other than the restricted services. All non-audit services must be specifically pre-approved by the Audit and Finance Committee.
External Auditor Service Fees
The aggregate fees billed by KPMG LLP (“KPMG”), the Company’s external auditor, for various audit, audit-related and tax services rendered for the fiscal years 2021 and 2020 were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were Cdn $2,513,250 for fiscal 2021 and Cdn $2,578,750 for fiscal 2020. These services consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn $160,500 for fiscal 2021 and Cdn $172,940 for fiscal 2020. These services consisted of consultation concerning financial reporting and accounting standards, and translation services in both years.
Tax Fees — The aggregate tax fees billed by KPMG were Cdn $705,500 for fiscal 2021 and Cdn $695,750 for fiscal 2020. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies.
LEGAL PROCEEDINGS
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Company is Computershare Investor Services Inc. having offices in Montréal and Toronto at which the register of transfer of the common shares is held. The co-transfer agent and co-registrar of the Company is Computershare Trust Company, N.A., having an office in Golden, Colorado.
MATERIAL CONTRACTS
Other than the agreements entered into during the normal course of business, the only material agreement entered into in fiscal 2021, or before fiscal 2021 and which is still in force, is the following:
•    The Shareholder Rights Plan Agreement dated February 19, 2020, which was approved by the Board of Directors on that date and which was ratified by the Company’s shareholders at the annual shareholders’ meeting on April 30, 2020. The Shareholder Rights Plan Agreement will expire on the date on which the annual meeting of the Company’s shareholders will be held in 2023, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration in accordance with its terms. The Shareholder Rights Plan Agreement was filed on SEDAR on February 20, 2020, and is available at www.sedar.com.
INTERESTS OF EXPERTS
KPMG, the external auditor of the Company, reported on the 2021 Annual Financial Statements, which were filed with the securities regulatory authorities. KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Business Overview” and “Strategy and Objectives” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the

“Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the 2021 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this Annual Information Form.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:
•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the more recent appearance of COVID variants, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, social distancing measures, and the pace of mass vaccination campaigns;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the more recent appearance of COVID variants;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals from current levels;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour shortages or disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management information circular for the Company’s most recent annual meeting of shareholders that involve the election of directors. Additional financial information is provided in the 2021 Annual Financial Statements and the 2021 Annual MD&A for the Company’s most recently completed financial year.
Copies of these documents and additional information relating to Gildan may be found on the SEDAR website at www.sedar.com and the EDGAR website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:
600 de Maisonneuve Boulevard West, 33rd Floor
Montréal, Québec
H3A 3J2
Telephone:  (514) 735‑2023
The documents mentioned above, as well as Gildan’s news releases, are also available on the Company’s website at www.gildan.com. Information on the Company's website does not form part of and is not incorporated by reference in this Annual Information Form.

APPENDIX A - MANDATE OF THE AUDIT AND FINANCE COMMITTEE
The following description of the mandate of the Audit and Finance Committee of the Company complies with applicable Canadian laws and regulations, such as the rules of the Canadian Securities Administrators, and with the disclosure and listing requirements of the Toronto Stock Exchange (collectively, the “Canadian Corporate Governance Standards”), as they exist on the date hereof. In addition, this mandate complies with applicable U.S. laws, such as the Sarbanes-Oxley Act of 2002, and rules and regulations adopted thereunder, and with the New York Stock Exchange’s corporate governance standards (collectively, the “US Corporate Governance Standards”), as they exist on the date hereof. The mandate of the Audit and Finance Committee of the Company (the “Audit Committee”) shall be reviewed annually by the Board in order to ensure on-going compliance with such standards.
1.    Membership and Quorum
•a minimum of three directors;
•only “independent” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards) directors shall be appointed, the whole as determined by the Board; no affiliate of the Company or any of its subsidiaries (including any person who, directly or indirectly, controls or is controlled by, or is under common control with the Company, or any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit Committee;
•a member of the Audit Committee shall receive no compensation from the Company or any of its affiliates other than compensation as a director and committee member of the Company; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;
•each member must be “financially literate” (as contemplated by Canadian Corporate Governance Standards and US Corporate Governance Standards), as determined by the Board;
•at least one member must be an “audit committee financial expert” (as contemplated by US Corporate Governance Standards), as determined by the Board;
•members of the Audit Committee shall be appointed annually by the Board upon recommendation of the Company’s Corporate Governance and Social Responsibility Committee (the “Corporate Governance Committee”); such members may be removed or replaced, and any vacancies on the Audit Committee shall be filled by the Board upon recommendation of the Company’s Corporate Governance Committee; membership on the Audit Committee shall automatically end at such time the Board determines that a member ceases to be “independent” as determined in the manner set forth above;
•the Chair of the Compensation and Human Resources Committee of the Company is a member of the Audit Committee;
•quorum of majority of members.
2.    Frequency and Timing of Meetings
•normally contemporaneously with the Company’s Board meetings;
•at least four times a year and as necessary.

3.    Mandate
The responsibilities of the Audit Committee include the following:

(a)Overseeing financial reporting
(1)monitoring the integrity and quality of the Company’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control over financial reporting, through independent discussions with management, the external auditors and the internal auditors;
(2)reviewing, with management and the external auditors, the annual audited consolidated financial statements of the Company and accompanying information, (including the report of the auditors thereon to be included in the annual report of the Company), the Company’s management’s discussion and analysis (“MD&A”) and annual earnings press release, prior to their release, filing and distribution;
(3)reviewing, with management and the external auditors, the condensed interim consolidated financial statements of the Company and accompanying information, including the Company’s quarterly MD&A and quarterly earnings press release, prior to their release, filing and distribution;
(4)reviewing, with management and where appropriate, the external auditors, the financial information contained in prospectuses, registration statements, offering memoranda, annual information forms, management information circulars, Form 6‑K (including Supplemental Disclosure) and Form 40‑F and any other document required to be disclosed or filed by the Company before their public disclosure or filing with regulatory authorities in Canada or the U.S.;
(5)reviewing, with management, the type, presentation, controls and processes relating to financial information to be included in earnings press releases and other documents required to be filed with regulatory authorities in Canada or the U.S. (including earnings guidance and other material forward-looking information, as well as any use of pro-forma or non-GAAP financial information);
(6)reviewing, with management, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, such as annual reports and investor presentations, and periodically assessing the adequacy of those procedures;
(7)reviewing, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;
(8)reviewing any analysis or other written communications prepared by management setting forth significant financial reporting issues, including the method used to account for significant unusual transactions or events and disclosures relating thereto, critical accounting estimates and judgments made in connection with the preparation of the financial statements, the analyses of the effect of alternative acceptable accounting policy choices, and the disclosure of sensitive matters such as related party transactions;
(9)reviewing a copy of the representation letter provided to the external auditors from management and any additional representations required by the Audit Committee;
(10)reviewing the external auditors’ quarterly review engagement report;
(11)overseeing the procedures to review management certifications filed with applicable securities regulators;

(12)reviewing the potential impact of any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of the Company and the appropriateness of the disclosure thereof in the documents reviewed by the Audit Committee;
(13)overseeing the procedures to monitor the public disclosure of information by the Company;
(14)reviewing the Company’s disclosure policy on a regular basis;
(15)reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.
(b)Monitoring risk management and internal controls
(1)receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures;
(2)receiving periodically management’s reports assessing the adequacy and effectiveness of the Company’s systems of internal control over financial reporting and reviewing the report of the auditors thereon;
(3)reviewing insurance coverage (annually and as may otherwise be appropriate);
(4)reviewing and approving the Company’s policies and parameters regarding hedging activity and derivatives contracts entered into by management in order to address risks associated with foreign exchange fluctuations, commodity prices, interest rates and any other risks where the Company enters into derivatives contracts;
(5)assisting the Board with the oversight of the Company’s compliance with, and reviewing the Company’s processes for complying with, applicable legal and regulatory requirements, including securities law and tax compliance;
(6)overseeing the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;
(7)requesting the performance of any specific audit, as required.
(c)Monitoring internal auditors
(1)ensuring that the head of internal audit has a functional reporting relationship with the Audit Committee;
(2)overseeing the access by internal auditors to all levels of management in order to carry out their duties;
(3)regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget;
(4)obtaining periodic reports from the head of internal audit regarding internal audit findings and reviewing periodic reports from management on the progress of management’s action plans for the remediation of control deficiencies related to such findings.
(5)approving the appointment and termination of the Company’s chief internal auditor;

(6)ensuring the ongoing accountability of the internal audit function to the Audit Committee and to the Board.
(d)Monitoring external auditors
(1)performing annual evaluations of the performance of the external auditors, including assessing their qualifications and compensation as well as the quality and independence of their audits;
(2)monitoring at least annually the results of the periodic regulatory and professional quality-control examinations of the quality of the external audits, including any required remedial action to be taken by the external auditors and any internal control implications for the Company;
(3)recommending the retention and, if appropriate, the removal and replacement of external auditors (all of which is subject to shareholder approval);
(4)overseeing all relationships between the external auditors and the Company including, determining which non-audit services the external auditors are prohibited from providing, approving or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing and approving the total amount of fees paid by the Company to the external auditors for all audit and non-audit services;
(5)overseeing the direct reporting and accountability of the external auditors to the Audit Committee and to the Board;
(6)reviewing with external auditors and approving their annual audit plan document for the audit of the Company’s consolidated financial statements and internal controls over financial reporting.
(7)overseeing the work of the external auditors, including the review of the external auditors’ quarterly and annual findings report presentations to the Audit Committee, and overseeing the resolution of any disagreement between the auditors and management regarding accounting and financial reporting;
(8)discussing with the external auditors the quality and not just the acceptability of the Company’s accounting principles, including (i) critical accounting policies and practices used, (ii) critical accounting estimates and matters involving significant uncertainty, (iii) alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iv) other material written communications between the Company and the external auditors with respect thereto;
(9)reviewing at least annually, representations by the external auditors describing their internal quality-control procedures;
(10)reviewing at least annually, the external auditors’ representations as to independence and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;
(11)reviewing hiring policies for employees or former employees of the Company’s firm of external auditors;
(12)overseeing the selection and rotation of lead, concurring and other partners involved in the audit.

(e)Reviewing financings and capital allocation plans
(1)reviewing the Company’s capital allocation plans, including dividend policies, share buyback programs, overall debt structure, and target leverage ratio, and making recommendations to the Board for approval thereon;
(2)reviewing the adequacy, terms and conditions, and compliance relating to the Company’s material financing arrangements, including sales of accounts receivable, supplier factoring and hedging, and making recommendations to the Board for approval thereon.
(f)Evaluating the performance of the Audit Committee
(1)overseeing the existence of processes to annually evaluate the performance of the Audit Committee.
Because of the Audit Committee’s demanding role and responsibilities, the Board Chair, together with the Chair of the Corporate Governance and Social Responsibility Committee, reviews any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in the Company’s Management Information Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and set and pay their compensation, and so advise the Board Chair and, if appropriate, the external auditors; the Audit Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. In addition, the Company will provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the Audit Committee.

The internal auditors and the external auditors will have at all times a direct line of communication with the Audit Committee. In addition, each meets separately with the Audit Committee, without management, at least once a quarter, during which the Company’s financial statements and control environment must be discussed. Furthermore, at least once a quarter, and more frequently as required, the Audit Committee meets separately with management. Finally, at each regularly-scheduled and special meeting, the Audit Committee meets without management or any non-independent directors present.

The Audit Committee reports annually to the Board on the adequacy of its mandate. In addition, the Chair of the Audit Committee reports regularly to the Board on the business of the Audit Committee.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board’s responsibility to ensure the Company’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Company by the external auditors. The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Company’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.
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